Exhibit 99.1

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 883)

ANNOUNCEMENT

The Board hereby announces certain selected unaudited key operational statistics of the Group for the first quarter of 2008 (ended 31 March 2008). The comparative statistics for the first quarter of 2007 (ended 31 March 2007) are also disclosed in this announcement.

The board of directors of CNOOC Limited (the “Company”) (the “Board”) hereby announces certain selected unaudited key operational statistics of the Company and its subsidiaries (the “Group”) for the first quarter of 2008 (ended 31 March 2008). The comparative statistics for the first quarter of 2007 (ended 31 March 2007) are also disclosed in this announcement.

The Company achieved a total net daily production of 496,753 barrels of oil equivalent (BOE) for the first quarter of 2008, representing an increase of 5.0% from the same period in 2007. The Company’s unaudited oil and gas revenue for the first quarter of 2008 was RMB23.82 billion (equivalent to US$3.31 billion), representing an increase of 60.9% from the same period in 2007.

For the first quarter of 2008, the Company produced 392,722 barrels of crude oil and liquids per day, representing an increase of 3.7% year-on-year (YOY). The Company’s net gas production reached 601 million cubic feet per day, representing an increase of 9.3% YOY. Our net production in offshore China increased by 6.3% YOY, mainly attributable to good reservoir management and new projects on stream in 2007.

Contributed by higher realized oil price and production growth, the total unaudited revenue of the Company was RMB24.03 billion (equivalent to US$3.34 billion) for the first quarter of 2008, representing an increase of 61.8% YOY. For the first quarter of 2008, the Company’s average realized oil price rose 69.2% to US$88.76 per barrel, generally in line with surging international oil prices in the same period. The Company’s average realized gas price were US$3.65 per thousand cubic feet, representing an increase of 14.3% YOY.

For the first quarter of 2008, the Company's capital expenditure remained flat at RMB6.10 billion. As a result of strengthened exploration activities, the Company's exploration expenditure amounted to RMB1.37 billion, representing an increase of 42.3% YOY.

During the same period, the Company and its partner made four new discoveries offshore China. Among the discoveries, Weizhou 6-3, Qinhuangdao 35-2 and Wenchang 19-1N are independent discoveries, and Lufeng 7-2 was discovered by our partner. During the first quarter of 2008, the Company made two successful appraisals.

On development side, Weizhou 11-4N commenced production in February 2008 and Xijiang 23-1, one of our major projects in 2008, was ready for production. All major projects were progressing as planned.

First Quarter and Year-to-Date Production Summary

	2007		2008
Crude Oil & Liquids (b/d)	Q1	YTD	Q1	YTD
Bohai Bay	207,247	207,247	213,690	213,690
Western South China Sea	33,190	33,190	43,715	43,715
Eastern South China Sea	111,451	111,451	113,334	113,334
East China Sea	1,527	1,527	1,389	1,389
Overseas	25,318	25,318	20,593	20,593

Subtotal (b/d)	378,734	378,734	392,722	392,722

Natural Gas (mmcf/d)
Bohai Bay	71	71	79	79
Western South China Sea	248	248	281	281
Eastern South China Sea	27	27	30	30
East China Sea	26	26	23	23
Overseas	177	177	188	188

Subtotal (mmcf/d)	550	550	601	601

Total Production (BOE/d)	473,280	473,280	496,753	496,753

First Quarter and Year-to-Date Revenue and Expenditure (Unaudited)

	RMB millions				US$ millions
	2007		2008		2007		2008
	Q1	YTD	Q1	YTD	Q1	YTD	Q1	YTD
Sales Revenue
Crude oil and liquids	13,632.6	13,632.6	22,417.1	22,417.1	1,753.2	1,753.2	3,114.1	3,114.1
Natural gas	1,173.9	1,173.9	1,401.3	1,401.3	151.0	151.0	194.7	194.7
Marketing revenue, net	26.4	26.4	79.8	79.8	3.4	3.4	11.1	11.1
Others	17.8	17.8	135.8	135.8	2.3	2.3	18.9	18.9

Total	14,850.7	14,850.7	24,034.0	24,034.0	1,909.9	1,909.9	3,338.7	3,338.7

Capital Expenditures
Exploration	958.9	958.9	1,365.0	1,365.0	123.3	123.3	189.6	189.6
Development	5,374.7	5,374.7	4,734.2	4,734.2	691.2	691.2	657.7	657.7

Total	6,333.6	6,333.6	6,099.2	6,099.2	814.5	814.5	847.3	847.3

For the purpose of this announcement, unless otherwise indicated, an exchange rate of US$1 = RMB7.1986 has been used for the first quarter of 2008, and an exchange rate of US$1 = RMB7.7757 has been used for the first quarter of 2007, where applicable, for purpose of illustration only and does not constitute a representation that any amount has been, could have been or may be exchanged or converted at the above rates or at any other rate at all.

As at the date of this announcement, the Board comprises:

Executive Directors Fu Chengyu (Chairman) Zhou Shouwei Wu Guangqi Yang Hua Non-executive Directors Luo Han Cao Xinghe Wu Zhenfang	Independent Non-executive Directors Edgar W. K. Cheng Chiu Sung Hong Evert Henkes Lawrence J. Lau Tse Hau Yin, Aloysius

By Order of the Board CNOOC Limited Kang Xin Company Secretary

Hong Kong, 28 April 2008